UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42740

Robot Consulting Co., Ltd.

Le Gratteciel Building 2, 6th Floor
5-22-6 Shimbashi, Minato Ward
Tokyo, 105-0004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Convocation of Annual General Meeting of Shareholders of Robot Consulting Co., Ltd.

In accordance with the rules and regulations of the Japanese Companies Act, Robot Consulting Co., Ltd. (the “Company”) has caused a notice and accompanying information, including voting instructions, to be sent to all holders of its ordinary shares and American Depositary Shares (“ADSs”) with respect to its annual general meeting to be held in Tokyo, Japan on June 26, 2026 at 10:00 a.m., Japanese Standard Time. Complete copies of the notice and the form of proxy card for ADS holders are attached as Exhibits 99.1 and 99.2, respectively.

Exhibits 99.1 and 99.2 furnished hereto shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

The notice included herewith includes the business report and unaudited financial statements for the Company’s 6th fiscal year (from April 1, 2025 to March 31, 2026). Accounting treatment of the business report and financial statements are based on accounting principles generally accepted in the U.S., while the disclosure line items have been reclassified in accordance with accounting principles generally accepted in Japan. The final audit by the independent auditor of such financial figures prepared in accordance with U.S. GAAP for the fiscal year ended March 31, 2026 has not been completed. The Company strongly encourages investors to review the audited financial statements for the fiscal year ended March 31, 2026 in its annual report on Form 20-F to be subsequently filed pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of the Annual General Meeting of Shareholders
99.2	Form of Proxy Card for ADS holders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman

Date: June 18, 2026